UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information beginning on page 63 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. During the third quarter of 2021, Fundrise Advisors, LLC, (our “Manager”) closed the offering of common shares of the Company sold pursuant to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”) (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise West Coast Opportunistic REIT, LLC”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 29), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

During the third quarter of 2021, the Manager closed the Offering. The Company may, in the future, file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of both June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $127.7 million from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 12,760,000 of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price will be adjusted every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.25	Form 1-U
March 31, 2023	$10.10	Form 1-U
June 30, 2023	$10.14	Form 1-U
September 30, 2023	$10.17	Form 1-U
December 30, 2023	$9.76	Form 1-U
March 29, 2024	$9.94	Form 1-U
June 29, 2024	$9.96	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

Any distributions that we make directly impacts our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 5,603,000 and 4,926,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue and cash flow from interest revenue on our investments in real estate debt and rental revenue from our investments in rental real estate properties. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total net income of approximately $784,000 and $2.4 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2024 and 2023, we earned interest revenue of approximately $212,000 and $2.7 million, respectively, from our investments in real estate debt and investments in debt securities. The decrease in interest revenue is primarily attributable to payoffs of three of our investments in real estate debt in the prior period.

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $337,000 and $391,000, respectively. The decrease in investment management fees is directly related to decreases in the quarterly NAV in the current period, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our existing real estate investments period over period.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $205,000 and $244,000, respectively, which includes audit and tax fees, legal fees, and other costs associated with operating our business. The decrease in the amount of general and administrative expenses is primarily due to a decrease in audit and legal fees in the current period.

Property Operating and Maintenance

For the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $241,000 and $194,000, respectively. The increase in property operating and maintenance is primarily attributable to operating more rental real estate properties, as one property was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expenses of approximately $175,000 and $86,000, respectively. The increase in depreciation and amortization expense is primarily attributable to reclassifying one property from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Other Income (Expenses)

Interest Income – Related Party

For the six months ended June 30, 2024 and 2023, we earned interest income of approximately $1.1 million and $0, respectively. The increase in interest income is attributable to interest accrued on the promissory note receivable extended to National Lending, LLC (“National Lending”) in the current period.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $87,000 and $214,000, respectively. The decrease in dividend income is primarily attributable to decreased money market dividends earned in connection with the Company’s cash sweep account. The decrease in money market dividends is due to an overall lower average cash balance during the six months ended June 30, 2024 compared to the prior comparative period.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through June 30, 2024. See “Recent Developments” for a description of investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Investments in Real Estate Debt	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Vermont NH Property Senior Loan* (6)	Los Angeles, CA	Multifamily	12/02/2019	9.5%	12/02/2021	$6,400,000	80%	--	Initial	Update
NexMetro Canyon Mezzanine Loan* (7)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	9/24/2023	$15,490,000	--	79.0%	Initial	Update
NexMetro Magnolia Mezzanine Loan* (8)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	9/29/2023	$11,145,000	--	80.0%	Initial	Update

*Acquisition was reviewed and approved by an independent representative (“Independent Representative”) prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected annual interest rate on each debt investment. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each debt investment and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the debt investment, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	As of December 31, 2022, one of our investments in real estate debt, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. On June 15, 2023 we received a payment for all outstanding contractual interest owed and as of December 31, 2023, the investment was considered performing and no longer in default. As the fair value of the investment’s underlying collateral less estimated costs to sell exceeded the loan’s outstanding principal and contractual interest, the Company concluded the investment was not impaired during the period ended December 31, 2023. See Note 4, Investments in Real Estate Debt for further information. On December 22, 2023, the Vermont NH Property Senior Loan was paid off and is no longer outstanding.

(7)	On July 22, 2021, the Company executed an amendment to the Canyon Mezzanine Loan, increasing our total commitment to approximately $15.5 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Canyon Mezzanine Loan is 80.9%. On July 31, 2023, the NexMetro Canyon Mezzanine Loan was paid off and is no longer outstanding.

(8)	On July 22, 2021, the Company executed an amendment to the Magnolia Mezzanine Loan, increasing our total commitment to approximately $11.1 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Magnolia Mezzanine Loan is 81.2%. On July 31, 2023, the NexMetro Magnolia Mezzanine Loan was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return(1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	70%	--	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Real Property Controlled Subsidiaries (Wholly- owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost(1)		Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Residential	32,000	6/11/2019	$4,382,000		$150,000	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,625	6/20/2019	$1,510,000		$630,000	Initial
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed Use	6,900	7/22/2019	$3,105,000		$960,000	Initial
RSE W480 Controlled Subsidiary	Los Angeles, CA	Mixed Use	23,000	7/14/2020	$8,130,000		$5,430,000	Initial
RSE W440 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,000	9/10/2020	$3,520,000	$	---	Initial
RSE W40 Controlled Subsidiary (2)	Los Angeles, CA	Mixed Use	6,000	12/15/2020	$3,800,000		$1,270,000	Initial
PB Colfax Villas Property (3)	Los Angeles, CA	Land	14,202	(3)	(3)		---	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	To defer the capital gain realized from the sale of RSE Cooper Street Controlled Subsidiary, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the W40 Controlled Subsidiary and the QOF.

(3)	As of December 31, 2021, one of our investments in real estate debt, PB Colfax Villas Senior Loan, was in default. In 2021, the Company filed a lawsuit against the guarantors of the loan, and the Company was ultimately granted a judgment against the guarantors. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. The underlying property was recorded at cost, which approximated the fair value of the asset (appraised value of the property less estimated selling costs), at the time of the restructuring.

As of June 30, 2024, the Company’s investments accounted for under the equity method of accounting included the contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had deployed approximately $40.8 million in net capital for nine investments and had approximately $4.2 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of June 30, 2024, we anticipate that cash on hand, proceeds from future Offerings, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of September 18, 2024 and June 30, 2024. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the overall portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Investments

For the period from July 1, 2024 through September 18, 2024, the Company received partial principal repayments of its remaining preferred equity investment of approximately $650,000.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West Coast Opportunistic REIT, LLC

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$4,247	$44,646
Interest receivable	30	39
Other assets, net	235	462
Due from related party	33,078	-
Investments in real estate debt	3,668	4,577
Investments in equity method investees	5,935	5,758
Investments in rental real estate properties, net	29,428	24,145
Investments in real estate held for improvement	2,087	7,382
Total Assets	$78,708	$87,009

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$87	$275
Due to related party	170	192
Mortgage payable, net	1,845	1,860
Distributions payable	181	795
Redemptions payable	2,911	4,206
Rental security deposits and other liabilities	36	36
Below-market leases, net	85	95
Total Liabilities	5,315	7,459

Members’ Equity:
Common shares; unlimited shares authorized; 12,760,255 and 12,760,255 shares issued and 7,157,440 and 7,834,703 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	70,970	77,605
Retained earnings and cumulative distributions	2,423	1,945
Total Members’ Equity	73,393	79,550
Total Liabilities and Members’ Equity	$78,708	$87,009

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Interest revenue	$212	$2,716
Rental revenue	226	223
Other revenue	8	18
Total revenue	446	2,957

Expenses
Investment management fees - related party	337	391
General and administrative expenses	205	244
Property operating and maintenance	241	193
Depreciation and amortization	175	86
Total expenses	958	914

Other income (expenses)
Equity in earnings (losses)	177	143
Interest income - related party	1,078	-
Dividend income	87	214
Interest expense	(46)	(46)
Gain (loss) on sale of investments in debt securities	-	8
Total other income (expense)	1,296	319

Net income (loss)	$784	$2,362

Net income per basic and diluted common share	$0.10	$0.26
Weighted average number of common shares outstanding, basic and diluted	7,639,453	9,046,306

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023 (*)	7,834,703	$77,605	$1,945	$79,550
Offering costs	-	(9)	-	(9)
Distributions declared on common shares	-	-	(306)	(306)
Redemptions of common shares	(677,264)	(6,627)	-	(6,627)
Net income	-	-	784	784
June 30, 2024 (unaudited)	7,157,439	$70,970	$2,423	$73,393

	Common Shares		Retained Earnings and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2022 (*)	9,208,553	$91,468	$1,058	$92,526
Distributions declared on common shares	-	-	(1,810)	(1,810)
Redemptions of common shares	(626,447)	(6,325)	-	(6,325)
Net income	-	-	2,362	2,362
June 30, 2023 (unaudited)	8,582,106	$85,143	$1,610	$86,753

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net income	$784	$2,362
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	175	86
Amortization of discount on debt securities	-	(23)
Amortization of below-market leases	(10)	(9)
Amortization of debt issuance costs	(1)	1
Equity in (earnings) losses	(177)	(143)
Interest revenue received in kind	-	(2,014)
Gain on sale of investment in debt securities	-	(8)
Change in assets and liabilities:
Net (increase) decrease in interest receivable	9	824
Net (increase) decrease in other assets, net	222	212
Net increase (decrease) in accounts payable and accrued expenses	(192)	6
Net increase (decrease) in deferred interest revenue	-	309
Net (increase) decrease in due from related party	(1,078)	-
Net increase (decrease) in due to related party	(22)	-
Net increase (decrease) in rental security deposits and other liabilities	(12)	4
Net cash provided by (used in) operating activities	(302)	1,607
INVESTING ACTIVITIES:
Repayment of investments in real estate debt	909	1,170
Capital expenditures related to rental real estate properties	(1)	(9)
Capital expenditures related to real estate held for improvement	(154)	(427)
Investment in debt securities	-	(2,278)
Sale of investment in debt securities	-	2,309
Investment in public equity securities	-	(2)
Sale of investment in public equity securities	-	2
Net cash provided by (used in) investing activities	754	765
FINANCING ACTIVITIES:
Issuance of note receivable - related party	(35,000)	-
Repayment of note receivable - related party	3,000	-
Redemptions paid	(7,922)	(6,295)
Distributions paid	(920)	(1,746)
Offering costs paid	(9)	-
Net cash provided by (used in) financing activities	(40,851)	(8,041)

Net increase (decrease) in cash and cash equivalents	(40,399)	(5,669)
Cash and cash equivalents, beginning of period	44,646	18,339
Cash and cash equivalents, end of period	$4,247	$12,670

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$16	$210
Reclass investments in real estate held for improvement to investments in rental real estate properties	$5,452	$11,270

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. As of June 30, 2024 and December 31, 2023, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of November 30, 2020 to facilitate a real estate investment acquisition during 2020. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the real estate investment acquisition. In connection with that real estate investment acquisition, we also formed a subsidiary that is intended to qualify as an Opportunity Fund pursuant to Section 1400Z-2 of the Internal Revenue Code of 1986 (the “Code”) and any subsequently issued guidance thereunder. We have also elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the formation of the TRS in 2020, the Opportunity Fund, and QRSs.

The Company’s initial and subsequent offerings of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The Company qualified approximately $27.0 million of common shares on August 11, 2020, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million. Subsequent to the most recent offering circular, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million, which was effective March 15, 2021.

During the third quarter of 2021, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A utilizing this increased offering amount, or offer its common shares pursuant to Regulation D (“Regulation D”) of the Securities Act, as determined by the Manager. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company had net common shares outstanding of approximately 7,157,000 and 7,835,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2024 and December 31, 2023, the Sponsor owned 600 common shares. As of June 30, 2024 and December 31, 2023. Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $127.7 million. As of June 30, 2024 and December 31, 2023 all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When an investment in real estate debt is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the investments in real estate debt redeems. Any remaining deferred interest revenue balance will be applied to the investments in real estate debt balance upon redemption.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determines any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investments in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

During the six months ended June 30, 2024 and 2023, we did not hold any investments in debt securities.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities will be carried at cost less any impairment, and will be reevaluated at each reporting period or when a readily determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

During the six months ended June 30, 2024 and 2023, we did not hold any investments in public equity securities.

Investments in Real Estate Debt

Our investments in real estate debt are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential loan impairment.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of the allowance for credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2024 and December 31, 2023, no investments in real estate debt had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as investments in real estate debt when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, multifamily or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties”), or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets have been reflected within other assets, net in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 20 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the six months ended June 30, 2024 and 2023, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a real estate investment trust (“REIT”) under the Code, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of a TRS during the year ended December 31, 2020, we may record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No additional TRSs were formed during the six months ended June 30, 2024 or 2023. There was limited TRS activity for the six months ended June 30, 2024 or 2023. Accordingly, for the six months ended June 30, 2024 or 2023, no income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

Beginning with the year ended December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

During the year ended December 31, 2020, we formed a Qualified Opportunity Fund (“QOF”) and filed a certification with our initial U.S. federal income tax return for the taxable period ending December 31, 2020, certifying our status as a QOF. We intend to operate in conformity with the requirements to be classified as a QOF pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. As a QOF, we are subject to certain operational requirements. If we fail to meet these requirements, penalties may be imposed and incurred. Failure to maintain status as a QOF could cause the Company to not qualify for the tax benefits offered under the Code, such as the deferment of taxes on the gain, a step up in basis for capital gains invested into the QOF, or the ability to recognize tax-exempt capital gain on the investment in the QOF when held for more than ten years.

The QOF has made investments in our Operating Partnership, which is intended to operate as a Qualified Opportunity Zone Business. As a Qualified Opportunity Zone Business, the Operating Partnership is subject to certain operational requirements, as defined in the Code and the Treasury Regulations thereunder. If these requirements are not met, the Operating Partnership may not be a qualifying investment for the QOF pursuant to Section 1400Z-2 of the Code.

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method, which approximates the effective interest method, over the holding period of the investment, and is included in interest revenue.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method, which approximates the effective interest rate method, over the estimated life of the related investment. Interest revenue is recognized on investments in real estate debt classified as held to maturity securities.

Interest income consists of interest earned on the promissory note receivable the Company extended to National Lending, LLC (“National Lending”), which is recognized on an accrual basis.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$5,758	$5,455
Additional investments in equity method investees(1)	-	-
Equity in earnings of equity method investees	177	303
Ending balance	$5,935	$5,758

(1)	Acquired in 2019, investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $5.9 million and $5.8 million, respectively. See Note 8, Related Party Arrangements, for further information regarding National Lending.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$-	$-
Other assets(1)	105,908	70,633
Total assets	$105,908	$70,633

Liabilities(2)	$33,078	$-
Equity	72,830	70,633
Total liabilities and equity	$105,908	$70,633
Company’s equity investment, net	$5,935	$5,758

(1)	As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0, respectively, of “Liabilities” represent promissory notes issued from the Company to National Lending. See Note 8, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$3,296	$481
Total expenses	1,099	5
Net income	$2,197	$476
Company’s equity in earnings of investee	$177	$143

4.	Investments in Real Estate Debt

The following table describes our investments in real estate debt activity (amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$4,577	$43,994
Interest revenue received in kind	-	(4,582)
Principal repayments(1)	(909)	(34,835)
Ending balance	$3,668	$4,577

(1)	Principal repayments for the six months ended June 30, 2024 include partial repayments of one preferred equity investment. Principal repayments for the year ended December 31, 2023 include full repayments of two mezzanine debt investments, one senior debt investment and partial repayments of one preferred equity investment.

As of June 30, 2024 and December 31, 2023, there were no discount or origination costs or fees that were included in the carrying value of our investments in real estate debt.

Interest revenue received in kind represents accruable interest receivable from related investments in real estate debt upon maturity, net of payments received during the year. Interest revenue received in kind is presented within “investments in real estate debt” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt as of June 30, 2024 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$3,668	$-	$3,668
Balance as of June 30, 2024	1	$3,668	$-	$3,668

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt as of December 31, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount Or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$4,577	$-	$4,577

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt as of June 30, 2024, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Preferred Equity	1	$-	$-	$3,668	$-	$3,668
Balance as of June 30, 2024	1	$-	$-	$3,668	$-	$3,668

The following table presents certain information about the Company’s investments in real estate debt as of December 31, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Preferred Equity	1	$-	$-	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$-	$-	$4,577	$-	$4,577

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2024 and December 31, 2023, all investments were considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2024 and December 31, 2023, we had six and five rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2024(1)	As of December 31, 2023(2)
Land	$18,096	$15,323
Building and building improvements	11,692	9,058
Site improvements	76	30
Furniture and fixtures	9	9
Leasehold improvements	47	47
Total gross investment in rental real estate properties	$29,920	$24,467
Less: Accumulated depreciation	(492)	(322)
Total investment in rental real estate properties, net	$29,428	$24,145

(1)	During the six months ended June 30, 2024, one real estate investment with cost basis totaling approximately $5.5 million was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

As of June 30, 2024 and December 31, 2023, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $352,000 and $299,000, respectively, which included cumulative acquisition fees paid to the Sponsor of approximately $226,000 and $188,000, respectively.

For the six months ended June 30, 2024 and 2023, the Company recognized approximately $172,000 and $81,000, respectively, of depreciation expense on rental real estate properties.

On December 15, 2020, the Company acquired ownership of a “wholly-owned subsidiary”, the W40 Controlled Subsidiary (the “W40 Investment”), which in turn acquired one building (the “W40 Property”) for approximately $3.8 million. The W40 Investment is managed by us. To defer the capital gain realized from the sale of our interest in a previously held investment in equity method investee, we established the W40 Investment as a QOF. Capital gains invested into a QOF within 180 days of realization are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the QOF investment is held for at least 10 years. We therefore intend to realize tax benefits on the gain from a previously held investment in equity method investee, as well as the appreciation of the W40 Investment, though appreciation of the W40 Property and the projected holding period cannot be guaranteed. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information on the QOF. Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Investment, including the W40 Property.

As of December 31, 2021, one of our investments in real estate debt, PB Colfax Villas Senior Loan, was in default. In 2021, the Company filed a lawsuit against the guarantors of the loan, and the Company was ultimately granted a judgment against the guarantors. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. As of June 30, 2024, the property is held on the consolidated balance sheet as an investment in rental real estate properties.

As of June 30, 2024 and December 31, 2023, we had one and two real estate properties held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2024(1)	As of December 31, 2023(2)
Land	$-	$3,647
Building and building improvements	-	1,577
Work in progress	2,087	2,158
Total investment in real estate held for improvement	$2,087	$7,382

(1)	During the six months ended June 30, 2024, one real estate investment with cost basis totaling approximately $5.5 million was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

As of June 30, 2024 and December 31, 2023, real estate held for improvement included capitalized transaction costs of approximately $16,000 and $299,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $15,000 and $188,000, respectively.

6.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $312,000 and $3.2 million, respectively. Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $132,000 and $2.4 million were paid or reinvested, respectively. Approximately $180,000 and $795,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, interest receivable, other assets, and notes receivable from related party reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

As of June 30, 2024 and December 31, 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Real estate debt investments	$3,668	$3,929	$4,577	$4,591
Total	$3,668	$3,929	$4,577	$4,591
Liabilities:
Mortgages payable	$1,863	$1,775	$1,875	$1,797
Total	$1,863	$1,775	$1,875	$1,797

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Real estate debt investments (Level 3): The fair value of our real estate debt investment is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between carrying value and fair value in the table above are due to the inclusion of interest revenue received in kind.

Mortgages Payable (Level 3): The fair values of our mortgage payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the Mortgage payable, net in the Consolidated Balance Sheets are due to unamortized deferred financing costs.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. As of June 30, 2024 and December 31, 2023, no offering expenses were incurred by the Company or paid by the Manager on behalf of the Company.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utilities costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $3,000 and $1,000 of costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $337,000 and $391,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $165,000 and $186,000, respectively of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing assets. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the six months ended June 30, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2024 and 2023, no disposition fees have been incurred. As of June 30, 2024 and December 31, 2024, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an Independent Representative to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2024 and December 31, 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp.

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $39,000 and $84,000, respectively, of operational costs on our behalf. As of June 30, 2024 and December 31, 2023, approximately $5,000 and $35,000 of such costs were due and payable, respectively.

For the six months ended June 30, 2024 and 2023, no acquisition fees related to investments in rental real estate properties were paid to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $5.2 million for a 7.6% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes with any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. All transactions between National Lending and the affiliated eREIT are reviewed by the Independent Manager.

During the period ended June 30, 2024, the Company did not enter into any promissory notes with National Lending. As of June 30, 2024 and December 31, 2023, no principal or interest were payable to National Lending.

On January 2, 2024, the Company extended a promissory note receivable to National Lending with a principal amount of $35.0 million. The secured note bears a 6.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2024 with National Lending’s repayment to the Company, including principal and accrued interest. For the six months ended June 30, 2024, the Company earned approximately $1.1 million in interest income on the promissory note to National Lending. As of June 30, 2024, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $33.1 million.

9.	Mortgage Payable, net

The following is a summary of the mortgage payable by the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance as of June 30, 2024	Balance as of December 31, 2023
CNP 87, LLC	$1,875	See below	07/15/2032	$1,863	$1,875

The mortgage loan is secured by one of the Company’s properties. On June 27, 2022, the Company closed on a mortgage loan related to one of its rental real estate properties for a principal amount of approximately $1.9 million which matures on July 15, 2032. The mortgage loan bears interest at a fixed rate of 4.75% per annum through August 15, 2027, at which time the interest rate will bear interest at a per annum rate equal to the Wall Street Journal Prime Rate and subject to a 4.75% floor until maturity. The mortgage loan calls for interest-only payments for the first 18 months, with fixed monthly principal and interest payments due through maturity. For the six months ended June 30, 2024 and for the year ended December 31, 2023, we incurred approximately $45,000 and $91,000, respectively, in interest expense related to the mortgage loan. As of both June 30, 2024 and December 31, 2023, we had approximately $4,000 in mortgage interest payable.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. Amortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage payable. The carrying value of the unamortized debt issuance costs as of June 30, 2024 and December 31, 2023 were approximately $18,000 and $19,000, respectively. For the six months ended June 30, 2024 and for the year ended December 31, 2023, amortization of debt issuance costs was approximately $1,000 and $2,000, respectively, and is included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage payable as of June 30, 2024 (amounts in thousands):

Year	Amount
Remainder of 2024	$14
2025	30
2026	31
2027	33
2028 and thereafter	1,755
Total	$1,863

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2024, for potential recognition or disclosure.

Investments

For the period from July 1, 2024 through September 18, 2024, the Company received partial principal repayments of its remaining preferred equity investment of approximately $650,000.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s 1-K filed on April 4, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed August 3, 2020)
6.1*	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed May 26, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2024.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)